UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly Held Company with Authorized Capital

CNPJ/ME No. 10.440.482/0001-54

CVM Code 2614-0

MATERIAL FACT

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO (“Getnet” or the “Company”) in accordance with the provisions of article 157, § 4º of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporation Law”),  Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Resolution No. 44, of August 23, 2021 ("CVM Resolution 44"), and following the material facts disclosed by the Company on May 19, July 15, October 27, November 11, December 1 and December 21, 2022, is announcing to the Company’s shareholders and the market in general that, upon the conclusion of the initial offering periods of the public delisting tender offer in Brazil (the “Brazilian Offer”) and the tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”), both launched by PagoNxt Merchant Solutions, S.L. (the “Purchaser”) on October 31, 2022, for up to any and all of the outstanding common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”), units, each composed of one Common Share and one Preferred Share (the “Units”), and American depositary shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), on December 28, 2022, the CVM communicated, through Official Letter No. 250/2022/CVM/SEP/GEA-1, the approval of the termination of the Company's registration with the CVM as an issuer of securities, in category "A", pursuant to Article 21, §6, of Law No. 6.385/76, Article 4, §4, of Law No. 6,404/76 and Articles 51, 52 and 55 of CVM Resolution No. 80/22.

Thus, the Company no longer has securities issued by it listed for trading on B3 S.A. – Brasil, Bolsa, Balcão.

São Paulo, December 29, 2022.

André Parize

Investor Relations Officer

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Purchaser, Getnet and their respective affiliates resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Purchaser or Getnet undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information And Where To Find It

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The tender offers for the outstanding Shares, Units and ADSs of Getnet were commenced on October 31, 2022 by Purchaser. The solicitation and offer to buy Getnet Shares, Units and ADSs is being made by Purchaser pursuant to a tender offer statement on Schedule TO that was filed with the SEC on October 31, 2022 (including an offer to purchase, related letters of transmittal and certain other tender offer documents) and a transaction statement on Schedule 13E-3 filed with the SEC on October 31, 2022, in each case, as amended or supplemented from time to time. In addition, Getnet filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offers on November 14, 2022. Investors and security holders are urged to read these materials carefully as they contain important information, including the terms and conditions of the tender offers. The offer to purchase, solicitation/recommendation statement and related materials have been filed with the SEC and investors and security holders may obtain a free copy of these materials and other documents filed by Purchaser and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer and Investors Relations Officer